Exhibit 99.1

Battle Mountain Gold Inc.

Consolidated Financial Statements

October 31, 2014

Expressed in Canadian Dollars

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Battle Mountain Gold Inc.

We have audited the accompanying consolidated financial statements of Battle Mountain Gold Inc., which comprise the consolidated statements of financial position as at October 31, 2014 and 2013 and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Battle Mountain Gold Inc. as at October 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Battle Mountain Gold Inc.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 18, 2015

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	October 31,	October 31,
	2014	2013

ASSETS

Current Assets
Cash	$85,303	$306,285
Marketable securities	1,734	-
Prepaid	13,968	-
Receivables (Note 3)	34,356	-

Total current assets	135,361	306,285

Non-Current Assets
Advance to contractor	11,200	-
Exploration and evaluation assets (Note 4)	2,766,082	356,464

Total non-current assets	2,777,282	356,464

Total Assets	$2,912,643	$662,749

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$140,687	$158,892
Loans payable (Note 5)	100,510	125,347

Total current liabilities	241,197	284,239

Shareholders’ Equity
Share capital (Note 6)	3,262,874	621,252
Share subscription advances (Note 6)	-	35,000
Share-based payment reserves (Note 6)	301,011	-
Warrants (Note 6)	13,700	-
Accumulated other comprehensive income	3,135	4,869
Deficit	(909,274)	(282,611)

Total shareholders’ equity	2,671,446	378,510

Total Liabilities and Shareholders’ Equity	$2,912,643	$662,749

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 12)

These consolidated financial statements are authorized for issue by the Board of Directors on February 18, 2015

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHESIVE LOSS
For the years ended October 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

	2014	2013

EXPENSES
Accounting and audit	$66,903	$-
Filing fees	63,444	-
Insurance	7,533	-
Interest	687	2,744
Legal fees	34,664	77,773
Office and rent	22,551	-
Public relations	7,385	-
Salaries and benefits	110,642	-
Share-based payments (Note 6)	301,011	100,000
Travel	6,593	-

	(621,413)	(180,517)
OTHER INCOME (EXPENSES)
Foreign exchange gain	8,612	1,818
Gain on forgiveness of payable	33,367	-
Interest earned	2,771	-
Write-down of exploration assets (Note 4(b))	(50,000)	(54,945)

	(5,250)	(53,127)

Loss for the year	$(626,663)	$(233,644)

Other comprehensive loss
Exchange difference on translation of foreign operations	-	4,832
Unrealized loss on marketable securities	(1,734)	-

Total comprehensive loss	$(628,397)	$(228,812)

Basic and diluted loss per common share	$(0.03)	$(0.09)

Weighted average number of common shares outstanding	18,681,467	2,557,809

The accompanying notes are an integral part of these consolidatedfinancial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended October 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital
						Accumulated other
	Number of			Share subscription	Share-based	comprehensive
	Shares	Amount	Warrants	Advances	payment reserves	income (loss)	Deficit	Total

Balance at October 31, 2012	1	$-	$-	$100,000	$-	$37	$(48,967)	$51,070

Shares issued for exploration and evaluation assets	2,000,000	200,000	-	-	-	-	-	200,000
Shares issued for cash	4,400,000	440,000	-	(100,000)	-	-	-	340,000
Share issue costs	-	(18,748)	-	-	-	-	-	(18,748)
					-
Share subscription advances	-	-	-	35,000	-	-	-	35,000
Share repurchased by the Company	(1)	-	-	-	-	-	-	-
Loss for the year	-	-	-	-	-	-	(233,644)	(233,644)
Other comprehensive income for the year	-	-	-	-	-	4,832	-	4,832

Balance at October 31, 2013	6,400,000	621,252	-	35,000	-	4,869	(282,611)	378,510
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	-	50,000
Shares issued for cash	8,250,000	825,000	-	(35,000)	-	-	-	790,000
Shares issued as finders' fee	270,000	-	-	-	-	-	-	-
Shares of Madison at the RTO date	11,041,386	1,766,622	-	-	-	-	-	1,766,622
Share-based payment	-	-	-	-	301,011	-	-	301,011
Warrants fair value		-	13,700	-	-	-	-	13,700
Loss for the year	-	-	-	-	-	-	(626,663)	(626,663)
Other comprehensive income for the year	-	-	-	-	-	(1,734)		(1,734)

Balance at October 31, 2014	26,461,386	$3,262,874	$13,700	$-	$301,011	$3,135	$(909,274)	$2,671,446

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended October 31,2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(626,663)	$(233,644)
Items not affecting cash:
Foreign exchange gain (loss)	-	(1,818)
Interest expense	510	2,744
Gain on forgiveness of payable	(33,367)	-
Share-based payments	301,011	100,000
Write-down of exploration assets	50,000	54,945

Changes in non-cash working capital items:
Prepaid and receivables	(40,080)	-
Trade and other payables	(179,305)	70,186

Net cash used in operating activities	(527,894)	(7,587)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset	(471,319)	-
Acquisition of subsidiary	(59,077)	-
Advance to contractor	(11,200)	-

Net cash used in investing activities	(541,596)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	790,000	240,000
Share issuance costs	(18,748)	-
Repayments of loans payable	(22,744)	-
Loans received	100,000	-
Subscription advances	-	35,000

Net cash from financing activities	848,508	275,000

Effect of exchange rate fluctuation on cash	-	(264)

Change in cash	(220,982)	267,149
Cash, beginning of year	306,285	39,136

Cash, end of year	$85,303	$306,285

Non-cash investing and financing activities
Shares issued for acquisition and exploration assets	$50,000	$200,000
Share issue costs accrued through accounts payable and accrued liabilities	$-	$18,748
Exploration and evaluation assets incurred through accounts payable and accruals	$40,345	$26,947
Exploration and evaluation assets paid by loans from related party	$-	$122,603
Shares issued as finders fees	$27,000	$-
Unrealized loss on marketable securities through AOCI	$1,734	$-

The accompanying notes are an integral part of these consolidatedfinancial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

On May 14, 2014, the Company and its securityholders (the “BMG Securityholders”) completed a Share Exchange Agreement with Madison Minerals Inc. (“Madison”), a public company listed on the TSX Venture Exchange (the “Exchange”), pursuant to which the BMG Securityholders transferred all of their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction resulted in the former BMG Securityholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefor constituted a Reverse Takeover (the “RTO”) under the policies of Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc. The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have been acquired by BMG (Note 13). These consolidated financial statements include the result of operations of Madison from May 14, 2014. The comparative figures are those of the former BMG.

Prior to the completion of the RTO, Madison also was in the business of mineral exploration. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), held and continues to hold a 60% participating interest in the Lewis Gold Project, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) The joint venture to which Madison and NRC are parties currently holds a 100% interest in the Lewis Property. Prior to the completion of the RTO, BMG held, and continues to hold, an option to acquire the other 40% participating interest in the Lewis Gold Project, as set out in Note 4. Accordingly, the continuing entity has the potential to own 100% of the Lewis Property once the option set out in Note 4 is exercised.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At October 31, 2014 the Company had cash of $85,303 and a working capital deficiency of $105,836. As set out in Note 12, subsequent to the year end the Company raised new net cash proceeds of $255,100, restoring working capital to a positive level. Notwithstanding this, management regards the Company’s working capital as insufficient to sustain the Company’s operations beyond the second fiscal quarter of the 2014-2015 fiscal year. This casts significant doubt on the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that sufficient working capital can be obtained through the issuance of additional common shares or by obtaining loans from certain shareholders to meet the Company’s other liabilities and commitments as they come due but this opinion is subject to considerable uncertainty.

Although these consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, the above noted conditions raise significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. These adjustments could be material.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

(b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation.

(d)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

(e)	Foreign Currencies

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries is the Canadian dollar. During fiscal 2014, the functional currency of Battle Mountain Gold (USA), Inc. was changed from USD to CAD as a result of the RTO. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effect of Changes in Foreign Exchange Rates.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Foreign Currencies (continued)

Parent and Subsidiary Companies (Group):

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

-assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

-income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the Groups foreign currency translation reserve in the statement of comprehensive income. These differences are recognized in the profit or loss in the period in which the operation is disposed of.

(f)	Financial Instruments

Non-derivative financial assets:

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at fair value through profit or loss ("FVTPL")

Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

The Company does not have any assets classified as FVTPL financial assets.

Available-for-sale financial assets ("AFS")

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

The Company classifies marketable securities as AFS financial assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Financial Instruments (continued)

Non-derivative financial assets (continued):

Held to maturity (“HTM”)

HTM assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition HTM assets are measured at amortized cost using the effective interest method, less any impairment losses.

The Company does not have any assets classified as HTM.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and receivables are classified as loans and receivables.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: trade and other payables, and loanspayable.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs and are classified as other financial liabilities. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Mineral Exploration and Evaluation Expenditures

Pre -acquisition Costs

Pre-acquisition costs are expensed in the period in which they are incurred.

Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Mineral exploration and evaluation expenditures are classified as intangible assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(j)	Share-based Payment Transactions

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Share-based Payment Transactions (continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

(k)	Valuation of warrants

The Company has adopted the residual value method with respect to the valuation of warrants issued as part of a private placement unit. The residual value method allocates the net proceeds to the common shares up to their fair value, as determined by the current quoted trading price on the announcement date, and the balance, if any, to the attached warrants. The fair value attributed to the warrants, if any, is recorded as warrants in the equity section.

(l)	Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for unused tax loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of exploration and evaluation assets. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is insignificant.

(n)	Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Significant Accounting Estimates and Judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

The carrying value and the recoverability of exploration and evaluation assets, which are included in the statements of financial position. The cost model is utilized and the value of the exploration and evaluation assets is based on the expenditures incurred. At every reporting period, management assesses the potential impairment which involves assessing whether or not facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount.

ii.

The inputs used in calculating the fair value for share-based compensation expense included in profit or loss and share-based share issuance costs included in shareholders’ equity. The share-based compensation expense is estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company made the following critical accounting judgments:

i.

The determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2014, management had determined that no reclassification of exploration and evaluation assets was required.

ii.

The determination of functional currency. In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, management determined that the functional currency of all its subsidiaries is Canadian dollars, as these are the currencies of the primary economic environment in which the companies operate.

(p)	New Accounting Standards Adopted

The Company adopted the following accounting standards on November 1, 2013. The Adoption of these standards had no significant impact on the consolidated financial statements.

IFRS 10 - Consolidated Financial Statements
IFRS 11 - Joint Arrangements
IFRS 12 - Disclosure of Interests in other Entities
IFRS 13 - Fair Value Measurement
IFRS 7 – Financial Instruments Disclosures
IAS 27 - Separate Financial Statements
IAS 28 - Investments in Associates and Joint Ventures

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	New Accounting Standards Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended October 31, 2014. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’

This standard and its consequential amendments are tentatively effective for reporting periods beginning on or after January 1, 2018. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognized in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The impact of this proposed new standard, if, as and when finalized and adopted, is yet to be assessed.

IAS 32 - ‘Financial Instruments: Presentation’

IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

IAS 36 – ‘Impairment of Assets’

On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

3.	RECEIVABLES

	October 31,	October 31,
	2014	2013
Goods and services tax recoverable	$11,962	$-
Other receivables	22,394	-

Receivables	$34,356	$-

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

4.	EXPLORATION AND EVALUATION ASSETS

(a) Lewis Gold Project

(i) Interest of the Company

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013 and March 10, 2014, with NRC for an exclusive option to acquire a 40% right, title and interest in a joint venture which holds mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project"). To exercise this option, the Company must make cash payments and issue Common Shares to NRC as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares(issued)
September 13, 2013	$50,000 (paid)
October 13, 2015	$1,600,000 **

** At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or its subsidiary having raised an aggregate total of more than $10,000,000.

(ii) Interest of Madison

Pursuant to a series of agreements dating from 2002, Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project.All previous exploration and evaluation expenditures incurred by Madison have been charged to operations.

As a result of the accounting for the RTO as set out in Note 13, an amount of $2,047,504 has been ascribed to the contribution by Madison of its interest in the joint venture which holds the Lewis Gold Project and has been recorded as a carrying cost of the project in the accounting records of the Company.

(iii) Royalty agreement

The Lewis Gold Project property is subject to an advanced minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against certain production royalties. The most recent escalated payment included in these financial statements was made December 2013 as USD$76,499 which was paid 40% by the Company and 60% by Madison. Subsequent to the year end, a further annual payment was made in December 2014 of USD $79,120, borne as to 100% by the Company. These royalties can be purchased for the price of USD $4,000,000 for a period of one year commencing December 27, 2007 or thereafter for a price which increases by USD $500,000 per annum each December 27 for a period of 35 years.

(b) Plumas Agreement

On April 24, 2012, the Company entered into a property agreement with Americas Gold Exploration Inc. (“AGE”) to acquire certain mineral interests in the State of Nevada (the “Plumas Agreement”). As consideration, the Company paid US$55,000 to AGE in May 2012 and was to issue 2,000,000 of its common shares to AGE upon receiving consent to the transaction from regulatory authorities. In addition, the Company agreed to grant the President of AGE an option to purchase 500,000 shares of the Company at a cost of $0.10 per share which was to be exercisable on the earlier of (1) Exchange approval or (2) June 30, 2012.

On February 7, 2013, the Company and AGE terminated the Plumas Agreement. The Company will not issue 2,000,000 common shares to AGE and will not grant the option on 500,000 shares of the Company to the President of AGE. The US$55,000 payment was retained by AGE. Furthermore, prior to the Company’s proposed RTO transaction with Madison, the Company agreed to issue 500,000 shares (issued) to the President of AGE. As a result of the termination of this property agreement, $54,945 arising from cash costs related to the property agreement were written off in the year ended October 31, 2013 and $50,000 ascribed to the shares issued to the President of AGE was written off in the year ended October 31, 2014.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

4.	EXPLORATION AND EVALUATION ASSETS (continued)

(c) Summary by Project	Lewis Gold	Plumas	Total

Balance at October 31, 2012	$-	$54,945	$54,945
Acquisition costs
Shares issued	200,000	-	200,000
Cash	100,000	-	100,000
Claim maintenance	22,785	-	22,785
Field expenses	29,647	-	29,647
Foreign exchange	4,032	-	4,032
Write-off of exploration and evaluation assets	-	(54,945)	(54,945)
Balance at October 31, 2013	356,464	-	356,464
Acquisition costs
Shares issued	-	50,000	50,000
RTO purchase costs allocated to project (Note 13)	2,047,504	-	2,047,504
Exploration costs
Claim maintenance	70,260	-	70,260
Field expenses	291,854	-	291,854
Write-off of exploration and evaluation assets	-	(50,000)	(50,000)
Balance at October 31, 2014	$2,766,082	$-	$2,766,082

5.	TRADE AND OTHER PAYABLES AND LOANS PAYABLE

	October 31,	October 31,
	2014	2013
Trade accounts payable	$87,166	$158,892
Accrued payables	53,521	-
Trade and other payables	$140,687	$158,892

On September 22, 2014 the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans are unsecured, bear interest at 6% and are to be repaid from proceeds of a subsequent equity financing carried out by the Company.

During the year ended October 31, 2013, the Company received unsecured loans of $122,674 from a director. Theloans bore interest at 6% per annum and were due on demand. The principal on the loans was repaid infull during the year ended October 31, 2014. The accrued interest was reversed as the amount wasforgiven.

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

On March 13, 2013, the Company issued 2,000,000 common shares valued at $0.10 per share to Nevada Royalty Corp. in accordance with the option agreement on the Phoenix Joint Venture.

On March 21, 2013, the Company issued 2,000,000 units at a price of $0.05 per unit in connection with a Founders’ financing for gross proceeds of $100,000. Each unit consisted of one common share and one warrant, each of which entitles the holder to purchase an additional common share at a price of $0.15 until March 21, 2018. In connection with the issuance of founders shares, the Company recognized share-based payments of $100,000 related to the fair value of the shares issued.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

6.	SHARE CAPITAL (continued)

(a) Share capital (continued)l

The fair value of share-based payment is measured as the difference between share price issued to arms-length person and the share price issued to the founders of the Company.

On October 22, 2013, the Company issued 2,400,000 common shares at a price of $0.10 per share for gross proceeds of $240,000 of which $100,000 was received in the period ended October 31, 2012.

On November 12, 2013, the Company issued 3,200,000 common shares at a cash price of $0.10 per share for gross proceeds of $320,000 of which $35,000 had been received during the year ended October 31, 2013.

On February 28, 2014 the Company issued 5,050,000 common shares at a cash price of $0.10 per share for gross proceeds of $505,000. A further 270,000 shares with a fair value of $27,000 were issued as finders’ fees in relation to the issuance.

On February 28, 2014 the Company issued 500,000 common shares at a fair value of $0.10 per share for the termination of the Plumas Mine Property Agreement (Note 4(b)).

On May 14, 2014 the Company issued 11,041,386 common shares at a fair value of $0.16 per share in exchange for 44,165,547 shares of Madison Minerals Inc., consolidated on a one new share for four old shares basis, pursuant to the RTO.

(b) Warrants

Number	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Remaining Life (Years)
250,000	$0.64	0.45	April 14, 2015
2,000,000	$0.15	3.39	March 21, 2018

At October 31, 2013 the Company had outstanding purchase warrants exercisable to acquire 2,000,000 shares at the exercise price of $0.15 per share for a term expiring March 21, 2018. These warrants remain outstanding at October 31, 2014 at which date they had a remaining life of 3.39 years.

Pursuant to the RTO, 1,000,000 warrants of Madison exercisable at the price of $0.16 per share for a term expiring April 14, 2015 were exchanged on May 14, 2014 for 250,000 warrants of the Company exercisable at the price of $0.64 per share with the same term. As of October 31, 2014 this set of warrants had a remaining life of 0.45 years. The warrants had a fair value of $13,700 allocated to the RTO (Note 13). This fair value was calculated using the Black-Scholes option pricing model, using the following assumptions: risk free rate – 0.998%, expected life – 0.92 years, expected volatility - 182.50%, expected forfeiture – nil% and expected dividends – nil.

(c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

On August 14, 2014 the Company, pursuant to its stock option plan, granted stock options to certain directors, officers, employees and consultants for the purchase of up to 1,550,000 shares exercisable at the price of $0.25 per share for a five year term ending August 14, 2019. As set out in the Statement of Comprehensive Loss the Company recognized a share-based payments expense of $301,011 upon the grant of these options, all of which fully vested at the date of grant.The fair value of the 1,550,000stock options granted was estimated using the Black-Scholes optionpricing model, using the following weighted average assumptions: risk-free interest rate – 1.47%; expected life – 5 years; expected volatility – 127.24%; expected forfeitures – nil%; and expected dividends – nil. The weighted average fair value per option is $0.19.

(d) Escrow conditions

As a component of the RTO transaction the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. As at October 31, 2014 escrow conditions continued in effect for a total of 1,630,588 issued shares.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

7.	RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

Following the RTO and to October 31, 2014 the Company paid or accrued directors’ fees to three directors totaling $10,000, geological consulting fees totaling $AUD 51,850 to one director, and consulting fees totaling $44,700 to a senior officer for management services. The amounts of $10,000 and $44,700 were charged to salaries and benefits and the amount of $AUD 51,850 is included in field expenses of $291,854 set out in Note 4. Of the amount of $301,011 charged in 2014 as share-based payments in the Statement of Comprehensive Loss, $247,606 (2013 – $87,500) is attributable to the officers and directors. Included in trade and other payables is $21,505 (2013 – $nil) due to related parties.

(b) Loans from Related Parties

During the year ended October 31, 2013, the Company received unsecured loans from a then director, who has subsequently resigned. The loans bore interest at 6% per annum and were due on demand. The principal on the loans was repaid in full during the year ended October 31, 2014. The accrued interest was forgiven and the amount was reversed. During the year ended October 31, 2014, Madison received an unsecured loan of $20,000 from a director of Madison (Note 13), who has become a director of the Company following the RTO. The loan bore interest at 6% per annum and was due on demand. The principal on this loan was repaid in full in June 2014 together with interest earned of $296. As set out in Note 5, a person who is both a director and a senior officer made a loan of $50,000 in September 2014.

(c) Debt Settlements

Pursuant to the RTO transaction, the Company settled indebtedness of Madison to former Madison directors formerly classified by Madison as accrued liabilities totaling $385,230 as follows: 50% was forgiven by the former Madison directors totaling $192,615; 25% or $96,307was settled by the issue, immediately prior to the effectiveness of the RTO, of 1,926,150 common shares of Madison on a pre-consolidation basis at the fair value of $0.05 per share, which were then consolidated four old shares for one new share into 481,537 post-consolidation shares of the Company and included in the common shares issued by the Company to the former shareholders of Madison as set out in Note 6(a); and the balance, $96,308 was paid to the former Madison directors in cash. One former director of Madison has become a director of the Company pursuant to the RTO transaction. His holding in the above amounts was accrued liabilities of $258,130; amount forgiven $129,065; amount settled for shares $64,532 represented in due course by the issue of 322,660 shares of the Company; amount settled for cash $64,533.

(d) Subsequent Private Placements

Two directors of the Company participated in subsequent private placements as set out in Note 12.

8.	SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of exploration and evaluation property acquisition, exploration and development. Exploration and evaluation assets are located in the State of Nevada, USA.

9.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related tofinancial instruments. The Board approves and monitors the risk management processes. The types of risk exposure and the way in which they are managed are as follows:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at October 31, 2014 the Company has a working capital deficiency of $105,836(October 31, 2013 – positive working capital of $22,046) and management understands they will need to continue raising capital through equity markets to ensure the Company can meet its financial obligations as they become due.Note 12 sets out subsequent private placement financings in December 2014 which generated $255,100 in net cash proceeds to the Company.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

9.	FINANCIAL RISK MANAGEMENT (continued)

Foreign exchange risk

The Company’s functional currencies are the Canadian and US dollars. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned. Management does not believe the Company is exposed to significant interest rate risk.

Commodity price risk

While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities. Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, the perception of market participants about the price and future price prospects for gold, industrial and retail demand, levels of worldwide production, and forward sales by producers and speculators.

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

The fair value of cash and marketable securities is measured using Level 1 of the fair value hierarchy. The carrying value of receivables, trade and other payables and the loan payable approximate their fair value because of the short-term nature of the instruments..

10.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company’s capital management practices during the year ended October 31, 2014.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

For the period ended	October 31, 2014	October 31, 2013
Loss before income taxes	$(626,663)	$(233,644)
Statutory tax rate	26%	25%
Income tax recovery	(163,000)	(58,000)
Non deductible items	76,000	25,000
Effects of tax rate change and rate difference in other jurisdiction	(94,000)	(6,000)
Impact of reverse takeover	669,000	-
Change to prior years provision versus statutory return	759,000	-
Change in unrecognized deductible temporary differences	(1,247,000)	39,000
Total income tax expense	$-	$-

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	Year ended October	Expiry dates	Year ended
	31, 2014		October 31, 2013
Exploration and evaluation assets	$2,786,000	No expiry date	$57,000
Non-capital losses available for future periods	9,662,000	2014-2034	128,000
Property and equipment	278,000	No expiry date	-
Other	56,000	No expiry date	15,000

Tax attributes are subject to review, and potential adjustments, by tax authorities.

12.	SUBSEQUENT EVENTS

On December 17, 2014 the Company closed a non-brokered private placement. The private placement comprised of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000. Each unit comprises of one common share and one-half of one common share purchase warrant. Each wholewarrant entitles the holder to purchase one additional common share at a price of $0.20 per common share for the two years from the date of issue. The Company paid a finder’s fee by issuing 109,500 common shares in connection with this private placement.

On December 23, 2014 the Company closed a further non-brokered private placement. The private placement comprised of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500. Each unit comprises of one common share and one-half of one common share purchase warrant. Each wholewarrant entitles the holder to purchase one additional common share at a price of $0.20 per common share for the two years from the date of issue. The Company paid a cash finder’s fee of $2,400 in connection with this private placement.

Two directors of the Company participate in these private placements as follows. In the December 17 placement, one director subscribed for 100,000 shares at a cost of $10,000 and one director for 175,000 shares at a cost of $17,500. In the December 23 placement, the latter director subscribed for an additional 75,000 shares at a cost of $7,500.

In December 2014 the Company paid cash of USD $79,120 for the annual advance royalty payment due in respect of the Lewis Gold Project for 2014.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2014 and 2013

13.	REVERSE TAKEOVER TRANSACTION

On March 13, 2014, the Company and Madison announced that they had entered into a share exchange agreement whereby they agreed to complete a reverse takeover (the “RTO”).

On May 14, 2014, the Company completed this transaction whereby, among other matters, the security holders of the Company exchanged all of their securities of the Company for like securities of Madison on a one-for-one basis. Immediately prior to the share exchange, Madison completed a consolidation of its authorized and issued capital and its issued warrants pursuant to which each common share or warrant was consolidated on a four (4) for one (1) basis such that each four (4) common shares or warrants were consolidated into one (1) post-consolidation share or warrant.

Madison issued 11,041,386 post-consolidation shares to the shareholders of the Company. As a result of this share issuance, the shareholders of the Company obtained control of the combined entity by obtaining approximately 58% of the common shares of the combined entity. Accordingly, for accounting purposes, the Company was treated as the accounting parent company (legal subsidiary) and Madison has been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As the Company was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. Madison’s results of operations have been included from May 14, 2014. The transaction was accounted for as an asset acquisition.

The purchase price was allocated to the net assets acquired as follows:

$

Cash	7,923
Marketable securities	3,468
Prepaid	3,467
Receivables	4,777
Exploration and evaluation assets	2,047,504
Loan payable	(20,000)
Trade and other payables	(199,817)

Net assets acquired	1,847,322

11,041,386 common shares	1,766,622
Fair value of warrants	13,700
Transaction costs	67,000

Total consideration	1,847,322

As a further consequence of the RTO, related party debt of Madison totaling $385,230 was settled as set out in Note 7(c), and the amount of $66,634 due to an arm’s length professional services provider was settled by the issue of 1,322,680 pre-consolidation shares of Madison which were converted to 331,170 post-consolidation shares of the Company by way of being included in the 11,041,386 shares of the Company exchanged for Madison shares as set out in Note 6(a).